July 17, 2019

Mark Carleton
Chief Financial Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Qurate Retail, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-33982

Dear Mr. Carleton:

        We issued comments to you on the above captioned filing on June 25, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 31, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Bill Thompson,
Branch Chief, at (202) 551-3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products